UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EZGO Technologies Ltd.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE US$0.001 PER SHARE

(Title of Class of Securities)

G5279F102

(CUSIP Number)

February 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5279F102

1.	Names of Reporting Persons Wealthford Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 822,276(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 822,276(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 822,276(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%(1)(2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G5279F102

1.	Names of Reporting Persons Huajian Xu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 822,276(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 822,276(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 822,276(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These shares are the Issuer’s ordinary shares, par value US$0.001 per share (the “Ordinary Shares”) and as more fully described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form F-1 (File No. 333-249687). Huajian Xu is the sole shareholder of Wealthford Capital Limited. Consequently, he may be deemed the beneficial owner of the shares held by Wealthford Capital Limited and share voting and dispositive power over such securities.

(2)	Based on 10,838,500 Ordinary Shares issued and outstanding as of February 16, 2021 as reported on the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 16, 2021.

Item 1(a).	Name of Issuer

EZGO Technologies Ltd. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

Item 2(a).	Names of Persons Filing

Wealthford Capital Limited and Huajian Xu (collectively, the “Reporting Persons”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

Item 2(c).	Citizenship

Wealthford Capital Limited, is a British Virgin Islands company;

Huajian Xu is a citizen of the People’s Republic of China.

Item 2(d).	Title of Class of Securities

Ordinary Shares, par value US$0.001 per share.

Item 2(e).	CUSIP Number

G5279F102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act;

☐	(b)	Bank as defined in Section 3(a)(6) of the Act;

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

☐	(d)	Investment company registered under Section 8 of the Investment Company Act;

☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F);

☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act;

☐	(j)	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

☐	(k)	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not Applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of February 16, 2021, the Reporting Persons may be deemed to beneficially own 822,276 Ordinary Shares of the Issuer, representing 7.6% of the total Ordinary Shares issued and outstanding. The percentage of Ordinary Shares held by the Reporting Persons is based on 10,838,500 Ordinary Shares issued and outstanding as of February 16, 2021 as reported on the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 16, 2021.

Huajian Xu is the sole shareholder of Wealthford Capital Limited. Consequently, he may be deemed the beneficial owner of the shares held by Wealthford Capital Limited and share voting and dispositive power over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2021

Wealthford Capital Limited

/s/ Huajian Xu
Huajian Xu, as Director of Wealthford Capital Limited

/s/ Huajian Xu
Huajian Xu

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, par value US$0.001 per share, of EZGO Technologies Ltd., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 16, 2021.

Wealthford Capital Limited

By:	/s/ Huajian Xu
Name:	Huajian Xu
Title:	Director

/s/ Huajian Xu
Huajian Xu